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                                   EXHIBIT 11


                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Earnings per share ("EPS") is calculated on a Basic EPS and Diluted EPS basis. Basic EPS excludes dilution and is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Income available to common shareholders is Net Income in the table below and as reported in Bancorp's income statement. No adjustments were required to net income for any EPS calculations.

Diluted EPS is calculated by adjusting the denominator for all dilutive potential common shares that were outstanding during the period. Bancorp had stock options outstanding during the periods presented below which had a dilutive effect on EPS. Therefore, the number of additional common shares that would have been outstanding if the options had been exercised is added to the denominator to arrive at the dilutive number of shares.

The calculations of earnings per share below are based on the weighted average number of shares outstanding, adjusted for the 5% stock dividend paid July 28, 1999, including all common stock and common stock equivalents in conformity with the instructions for Item 601 of Regulation S-K.

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

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                              Three Months Ended  September 30,    Nine Months Ended September 30,
(Dollars in thousands)               1999          1998                  1999           1998
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
Net income                          $4,105        $4,127                $12,397        $12,386
                                    ======        ======                 ======         ======
Basic EPS
   Shares                        9,355,737     9,260,586              9,339,761      9,248,497
   EPS                               $0.44         $0.45                  $1.33          $1.34

Dilutive Shares
   Stock options                    46,861       114,771                 54,843        113,594
   EPS                               $0.00         $0.01                  $0.01          $0.02

Diluted EPS
   Shares including options      9,402,598     9,375,357              9,394,604      9,362,091
   EPS                               $0.44         $0.44                  $1.32          $1.32

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